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                               July 30, 2020

       Miklos Pal Auer
       President
       Eventiko Inc.
       Xinzhong St. 3, Dongcheng
       Beijing
       China 100026

                                                        Re: Eventiko Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 29, 2020
                                                            File No. 333-239589

       Dear Mr. Auer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Use of Proceeds, page 10

   1. We note your response to our prior comment 2, that you have already paid for costs associated with this
registration statement and will not pay for such costs out of the proceeds from this
offering. However, we also note your disclosure regarding "Mr.
                                                        Auer   s verbal
agreement to provide [you] loans for registration costs." Please revise to clarify whether the
costs associated with this registration statement were paid, and if so, please clarify whether
the registration costs were paid by Mr. Auer.
 Miklos Pal Auer
Eventiko Inc.
July 30, 2020
Page 2
General

2. We note your response to our prior comment 9 and re-issue our comment. In this regard, we note that you have entered into an Event Cooperation Agreement and have "allocated significant effort and time to the development" of your business. Alone, without further information, these actions do not support the conclusion that your company is not a shell company. To the contrary, your disclosure that you "have not sold any of [y]our services nor have [you] generated any revenue from operations" and the nature of your assets suggest that your company has no or no nominal operations. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status.
       Please contact Cara Wirth at (202) 551-7127 or Jennifer Lopez-Molina at
(202) 551-3792
with any questions.



FirstName LastNameMiklos Pal Auer                            Sincerely,
Comapany NameEventiko Inc.
                                                             Division of
Corporation Finance
July 30, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName